GRIBBEN & ASSOCIATES, INC.

19200 Von Karman, Suite 400, Irvine, CA 92612 Phone: (949) 878-3740 Email: info@gribbeninc.com

July 2, 2014

Jennifer Hardy
Special Counsel
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Hardy,

I am writing in response to your letter dated June 30, 2014 regarding the ColorStars Group, Inc. ( ColorStars ) 10-K for the period ending December 31, 2013.

Below I will address the questions that have been posed.

1.	Question: Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria and Sudan, if any, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements
Answer: ColorStars has never manufactured, sold product in, or had any business contact with Cuba, Syria or Sudan. Further, ColorStars has no intent of doing business in or with any of these countries in the foreseeable future.
ColorStars most recent 10-K makes reference to Cuba to highlight global trends with respect to the adoption of LED and CFL lighting. Specifically, the ColorStars 10-K states, Cuba exchanged all incandescent light bulbs for CFL s and banned the sale and import of them in
2005.
2.	Question: Please discuss the materiality of any contacts with Cuba, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.
Answer: ColorStars does not have any contacts with or in Cuba, Syria or Sudan. ColorStars does not plan on developing any contacts in these countries in the foreseeable future.

By signing below, ColorStars attests to the facts above, and further acknowledges that:

ColorStars is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission ( SEC ) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

ColorStars may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me at (949) 878-3740 or gribben@gribbeninc.com

Steve Gribben, President
Legal counsel to ColorStars Group, Inc.

ATTESTED TO BY:
COLORSTARS GROUP, INC.

__/s/Wei-Rur Chen________________________________ Date: ____7-2-2014________

Wei-Rur Chen, Chief Executive Officer